Exhibit 99.3

Consent of Person Named as About to Become Director

In accordance with Rule 438 under the Securities Act of 1933, as amended, each of the undersigned hereby consents to being named as a person who is anticipated to become a director of Blue Ridge Bankshares, Inc. (“Blue Ridge”) following the consummation of the merger of Virginia Community Bankshares, Inc. (“VCB”) with and into Blue Ridge in accordance with the Agreement and Plan of Reorganization, dated as of May 13, 2019, between Blue Ridge and VCB, including the related Plan of Merger, as described in the joint proxy statement/prospectus, which forms a part of the Registration Statement on Form S-4 of Blue Ridge, and any amendment or supplement thereto (the “Registration Statement”), and to the filing of this consent as an exhibit to the Registration Statement.

Signature	Date

/s/ Andrew C. Holzwarth	August 8, 2019

/s/ Mark W. Sisk	August 8, 2019

/s/ A. Pierce Stone	August 8, 2019